

Mail Stop 4631

December 1, 2016

Via E-Mail
Ruben Mendoza
Chief Executive Officer
Foundation Building Materials, Inc.
2741 Walnut Avenue, Suite 200
Tustin, CA 92780

> **Re: Foundation Building Materials, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 4, 2016**
> **CIK No. 1688941**

Dear Mr. Mendoza:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

2. We note you have entered into letters of intent regarding potential acquisitions. Please confirm to us that these pending probable acquisitions are not significant and there are no other probable acquisitions that would be significant such that additional historical and pro forma financial statements could be required by Rule 3-05 of Regulation S-X.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

4. Please disclose the number of shares being offered.

Prospectus Summary, page 1

5. You state on page one that your revenue has grown faster than any U.S. publicly traded building products distributor for the six months ended June 30, 2016. Considering your private company status, please clarify the relevancy of this comparison.

6. Here and in the Use of Proceeds section, please disclose that an affiliate of RBC Capital Markets, LLC, one of your underwriters, is a lender under the ABL Credit Facility. We note the disclosure on page 161.

7. Please revise to enhance your summary section by briefly summarizing and explaining the payments to be made under the tax receivable agreement. Please also discuss the range of future payments that you expect to pay under the agreement to Lone Star, the anticipated timing of the payments and how you intend to fund the required payments.

Recent Developments, page 12

8. Please disclose how you intend to pay for the three potential acquisitions. We note the disclosure on page 37 that you expect to incur additional indebtedness in connection with most future acquisitions.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information, page 18

9. Please present pro forma net income (loss) per share for each period you present pro forma data.

10. In regard to the historical and pro forma non-GAAP financial measure, adjusted EBITDA, you present throughout your filing, please address the following:

- adjustment (c) eliminates management fees paid to the Sponsor that you indicate will no longer be incurred subsequent to the initial public offering. More fully explain the specific nature of the services they provided, including what the fees actually represent. To the extent you expect to incur costs for similar services subsequent to the initial public offering that essentially replace these management fees, it is not clear to us how or why eliminating the fees is useful.

- adjustments (e) and (f) appear to eliminate normal, recurring cash operating expenses. It is not clear to us how or why eliminating these costs is useful or appropriate.

- adjustments (g), (h) and (i) appear to represent pro forma adjustments that would not be considered to be factually supportable. It is not clear to us how or why presenting these adjustments as adjustments to a pro forma non-GAAP financial measure is appropriate.

Risk Factors, page 22
Lone Star may have conflicts of interest…, page 42

11. Please disclose the extent to which Lone Starr has interests in competing enterprises.

Certain provisions of the tax receivable . . . , page 45

12. Please disclose the "certain specified ratio" referred to in the registration statement.

Use of proceeds, page 53

13. You list that you will repay outstanding indebtedness as your first priority for use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you intend to apply these proceeds, or a cross-reference to such discussion elsewhere in your registration statement. Refer to Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 61

14. It appears to us it would be more useful to investors to separately present the pro forma impact of completed transactions and pending transactions. Please revise each pro forma financial statement to include pro forma subtotals prior to presenting the adjustments related to the current offering and to include pro forma, as adjusted, totals subsequent to presenting the adjustments related to the current offering. Refer to Instruction 6 to Rule 11-02 of Regulation S-X.

15. Please present earnings per share data as required by Rule 11-02(b)(7) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 67

16. Refer to note (1) on page 67. Please reconcile the difference between the face value of the senior secured notes, net of the fees and expenses disclosed in note (f), with the amount presented in the pro forma balance sheet. Please also disclose the effective interest rate of the senior secured notes.

17. Refer to notes (3) and (7) on page 68. Please clarify, if accurate, that the elimination of related party receivables and payables, extinguished immediately prior to the Winroc-SPI acquisition, was accounted for as a capital contribution.

18. Refer to note (5) on page 68. Please reconcile or explain the difference between the historical value of Winroc-SPI's property, plant and equipment disclosed in note (5) with the amount presented in the pro forma balance sheet.

19. Refer to note (7) on page 68. Please ensure your updated historical financial statements adequately explain why a substantial portion of the purchase price of Winroc-SPI was allocated to goodwill.

20. Refer to note (8) on page 69. It appears to us the adjustments actually represent increases to rent expense and decreases to interest expense. Please clarify or revise.

21. Refer to note (12) on page 70. Please more fully explain to us the embedded derivative created in conjunction with your issuance of the notes and tell us how you determined the estimated fair value.

22. Please more fully explain to us how you determined the adjustments presented in note (15) on page 70 and note (21) on page 73 are factually supportable.

23. Refer to note (20) on page 73. It appears to us your pro forma tax adjustments should also reflect additional estimated income tax expense for the acquired companies that were formerly S-corps.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Financing and Public Company Readiness, page 79

24. You disclose that you will incur additional expenses as a result of rules implemented by the SEC and another entity. Please disclose this entity.

Historical Results of Operations, page 80

Period from October 9, 2015 to December 31, 2015 (Successor), Period from January 1, 2015 to October 8, 2015 and Year Ended December 31, 2014 (Predecessor), page 83

25. It appears to us it may be more appropriate and useful to present and discuss pro forma disclosures for 2015 that reflect the Lone Star acquisition and are consistent with Article 11 of Regulation S-X. In this regard, we note your discussion that begins on page 83 compares combined 2015 information with the year ended December 31, 2014.

Liquidity and Capital Resources, page 86

26. You indicate on page 141 that payments you make under the tax receivable agreement could be substantial. Please disclose and discuss the reasonably expected impact on your liquidity from currently known trends, events and uncertainties related to the tax receivable agreement. Refer to Sections III.B.3 and IV of SEC Release 33-8350.

Operating Activities, page 87

27. To enhance your presentation, please provide a more informative analysis and discussion of the reasons for changes in your operating assets and liabilities, for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 91

28. We note you have identified certain accounting policies as critical accounting policies and estimates; however, your disclosures do not describe the specific aspects of any of the policies that cause them to be particularly judgmental or subjective, where reasonably possible changes in your assumptions could have a material effect on your financial statements. Please enhance your disclosures based on the interpretive guidance from Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Goodwill and Intangible Assets, page 92

29. Please expand your disclosures to define the reporting unit level at which you test goodwill for impairment, including the number of reporting units that have goodwill and if/how you aggregate them for impairment testing. To the extent you determined that the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination. Alternatively, if the estimated fair value of any reporting unit is not substantially in excess of its carrying value, please disclose the following:

- The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;

- The degree of uncertainty associated with key fair value assumptions; and

- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Long-Term Incentives Following the Acquisition, page 131

30. We note disclosure in the last paragraph on page 131 that 70% of pool units remain
    unvested until the award expires. Please disclose when unvested awards expire.

Historical Financial Statements

Foundation Building Materials, Inc.

2. Summary of Significant Accounting Policies, page F-4

31. Please disclose your year end.

32. Please provide the disclosures required by ASC 855-10-50-1.

LSF9 Cypress Holdings, LLC and Subsidiaries

12. Long-Term Incentive Plan, page F-36

33. Based on the provisions in the long-term incentive plan regarding a "monetization event",
    please disclose and discuss the potential impact of this filing on your financial statements.

15. Segments, page F-37

34. We note you have defined your operating segments based on domestic geographic areas
    led by Regional Vice Presidents. We also note you aggregate your operating segments
    into one reportable segment based upon their similar economic characteristics, the nature
    of the products, type of customers, and distribution methods. Please more fully
    demonstrate to us how you determined that the aggregation of your operating segments
    meets the requirements of ASC 280-10-10-1 and 280-10-50-11.

35. We note you have entered into the fabrication of commercial and industrial mechanical
    insulation business which seems to differ from your historical lines of business. Please
    address your consideration of whether this business will be presented as a reportable
    segment under ASC Topic 280.

11. Subsequent Events, page F-58

36. Please indicate the date through which subsequent events were evaluated. Please also
    disclose whether that date is the date the financial statements were issued or available to
    be issued. Refer to ASC 855-10-50-1.

37. In regard to the Winroc Acquisition, we note minor differences in the names of the
    entities you indicate you acquired compared to the names of the entities included in the

combined financial statements of Construction Products Distribution. To the extent applicable, please clarify and explain any differences.

Construction Products Distribution

2. Basis of Presentation and Restatement, page F-69

38. Please more fully explain to us how and why it was determined that corporate cost allocations are not necessary in the combined financial statements.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Jeffrey A. Chapman, Esq.
        Peter W. Wardle, Esq.